Exhibit 23 Consent of Independent Registered Public Accounting Firm The Board of Directors of TCF Financial Corporation and The Plan Sponsor and Plan Administrator of the TCF Employees Stock Purchase Plan: We consent to the incorporation by reference in the registration statements (No. 333-184676, 333-168893, 333-154929, 333-146741, 333-113748 and 333-72394) on Form S-8 of TCF Financial Corporation of our report dated June 19, 2015, with respect to the statements of net assets available for plan benefits of the TCF Employees Stock Purchase Plan as of December 31, 2014 and 2013, the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 2014, and supplemental schedules as of and for the year ended December 31, 2014, which report appears in the December 31, 2014 annual report on Form 11-K of the TCF Employees Stock Purchase Plan. /s/ KPMG LLP Minneapolis, Minnesota June 19, 2015